SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – IR 12/16

Result of the 4th Tariff Review Cycle - Copel Distribuição

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on the BM&FBovespa (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), hereby informs its shareholders and the market in general that, at its 22nd Ordinary Public Meeting held today, the Brazilian Electricity Regulatory Agency (ANEEL) ratified the result of the 4th Tariff Review Cycle of Copel Distribuição, corresponding to an average impact on costumers of -12.87% due to (i) the repositioning of the Portion A and B cost items, corresponding to 1.91%, (ii) the inclusion of the financial components calculated in the current tariff revision process to be offset in the 12 subsequent months, with an effect of -1.73%, and (iii) the removal of the financial components established in the last tariff revision process, which contributed to an effect of -13.05% on the Company’s current tariff revision process. For residential consumers, tariff will reduce by 14.3%. The main items of the process are presented below:

Portion A, which includes charges, transport and power costs, totaled R$7,786.8 million, of which (i) R$2,549.3 million refers to sector charges, (ii) R$405.7 million to transmission costs, and (iii) R$4,831.8 million to energy purchase costs.

Portion B, which includes operating costs, annual fees, remuneration, depreciation, non-recoverable revenue and others, totaled R$2,222.4 million, and basically reflects the increase in the remuneration of the net asset base, which totaled R$4,920.4 million (versus the R$2,552.3 million registered in the 3rd Tariff Revision Cycle), reflecting the robust investment program carried out by Copel Distribuição in the last four years.

Factor X, defined based on potential productivity gains, compatible with market growth and the number of consumer units, service quality, and the transition of efficient operating costs, will be composed of a productivity component (Pd) of +1.12% and a cost trajectory component (T) of -1.99%, which will increase Portion B throughout the cycle.

The reference for regulatory losses was set at 6.22% of the energy injected for technical losses and 4.70% of the low-voltage market for non-technical losses for the entire cycle, without a reduction target.

The new tariffs will become effective for Copel Distribuição’s customers as of June 24, 2016.

Curitiba, June 21, 2016.

Luiz Eduardo da Veiga Sebastiani

Chief Financial and Investor Relations Officer

For further information, please contact our Investor Relations team: ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 21, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.